Exhibit 99.2
OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
The following discussion and analysis of the financial condition and results of operations of Stratasys Ltd. (referred to throughout as Stratasys, we, us, our, or our company, or by using similar terms) should be read in conjunction with our unaudited consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K, or the Form 6-K, to which this Operating and Financial Review and Prospects is attached. The discussion and analysis below contain forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-Looking Statements and Factors that May Affect Future Results of Operations” below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2025, or our 2025 Annual Report, which we filed with the Securities and Exchange Commission, or SEC, on March 5, 2026.
Overview of Business and Trend Information
We are a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. Leveraging distinct competitive advantages that include a broad set of best-in-class 3D printing platforms, software, materials, technology partner ecosystem, innovative leadership, and global GTM infrastructure, we are positioned to capture share in a significant and growing global marketplace, with a focus on manufacturing, which we view as having the largest and fastest growing total addressable market.
Our approximately 2,700 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Our products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. Our 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production. By the end of 2025, we estimate that we derived over 37.5% of our revenues from manufacturing solutions.
A series of acquisitions and other transactions in the last several years has strengthened our leadership in various facets of our business, and has added incremental growth engines to our platform. In December 2020, we entered the market of manufacturing of end-use parts via our acquisition of Origin Laboratories, Inc. and its P3 Programmable PhotoPolymerization technology. Since the first quarter of 2021, we are a provider of industrial stereolithography 3D printers and solutions, and in November 2021, we accelerated our growth in production-scale 3D printing by acquiring the remaining shares of Xaar 3D not then held by us. As a result of an October 2022 asset acquisition, we have fully integrated a cloud-based software solution into our GrabCAD® Additive Manufacturing Platform, thereby enabling us to better compete for manufacturing customers for their end-use parts production. In April 2023, we strengthened our portfolio of 3D printing materials by acquiring Covestro and its resins, which are compatible with our Origin P3™, Neo® stereolithography, and H350™ printers. As part of that acquisition, we also significantly expanded our IP portfolio, obtaining ownership over hundreds of patents and pending patents that were held by Covestro. Our materials portfolio was similarly bolstered in May 2025 when we acquired key assets and operations of Forward AM Technologies GmbH, formerly a prominent additive manufacturing materials brand, particularly enhancing our Selective Absorption Fusion (SAF) and Digital Light Processing (DLP) portfolios. Our acquisition in June 2025 of a collection of assets, including the IP portfolio, of Nexa3D, added its lineup of high-speed resin 3D printers to our systems offerings. We have furthermore effected, and expect to continue to effect, smaller acquisitions and investments in other companies from time to time to support execution of our strategy.
Recent Developments
Share Repurchase Program
On September 16, 2024, we announced that our board of directors had authorized a program for our repurchase of up to $50 million of our ordinary shares from time to time.
Under the share repurchase program, we may effect repurchases by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the Exchange Act. We may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of our ordinary shares under the board authorization.
The repurchase program does not obligate us to acquire any particular number or value of ordinary shares, and the repurchase program may be suspended or discontinued at any time at our discretion.
In accordance with Section 7C of the Israeli Companies Regulations (Leniencies for Companies Whose Securities are Listed for Trading Outside of Israel), 5760-2000, the share repurchase program went into effect 30 days after notice of our board of directors’ adoption of the repurchase program was provided to our material creditors and secured creditors (if any).
During the year ended December 31, 2024, we repurchased 266 thousand ordinary shares for approximately $2.0 million, at a weighted average cost of $7.50 per share. During the year ended December 31, 2025, and during the three months ended March 31, 2026, we did not repurchase any additional ordinary shares.

Impact of Strategic Restructuring Plan
The authorization of our share repurchase program described above was one of a number of strategic actions we have taken to enhance shareholder value, at the conclusion of our previously announced comprehensive process to explore strategic alternatives for our company, in order to maximize value for all Stratasys shareholders, which we had initiated in September 2023 and completed during the second quarter of 2024. The goals of that process were to further solidify our leadership in additive manufacturing, while focusing our business model to deliver a significantly improved and consistently profitable, cash-flow positive additive manufacturing company, throughout cycles. At the conclusion of that process, our board of directors identified restructuring initiatives in two important areas to further those goals and to best position Stratasys to maximize value:
(i) Our first initiative was to adjust our cost structure to better match current market conditions, primarily through an approximate 15% headcount reduction that was expected to drive the majority of $40 million in annual run rate savings. This initiative was expected to generate an annualized EBITDA margin of 8% at then-current revenue levels.
(ii) Our second initiative was to enhance our efforts to remove barriers and help customers increase their pace of adoption of additive manufacturing. This involves addressing the total cost of ownership, which is largely influenced by materials consumption. We have increased our investment of resources to better educate and support our customers' engineers, who are still learning to fully utilize additive manufacturing design and workflow benefits. We have also increased efforts to standardize additive manufacturing to better align with traditional manufacturing processes, making it easier for broader adoption. As part of this initiative, we have been leveraging our scale and breadth of technology to focus our go-to-market efforts on areas we view as the main growth drivers of our business— applications where additive manufacturing presents the most compelling benefits relative to conventional methods.
PIPE Transaction
On April 8, 2025, we completed a private investment in public equity, or PIPE, transaction whereby FF6-SSYS, Limited Partnership (as assignee of Fortissimo Capital Fund VI, L.P.) (together with its affiliates, referred to collectively as Fortissimo), an Israeli private equity fund, invested $120 million in our company and acquired 11,650,485 newly-issued ordinary shares of Stratasys at a price of $10.30 per share, reflecting a premium of 10.6% over the closing market price of the ordinary shares on Nasdaq on January 31, 2025. The PIPE was completed pursuant to a securities purchase agreement, dated February 2, 2025, between our company and FF6-SSYS, Limited Partnership. Upon completion of the PIPE, Fortissimo held approximately 15.5% of our issued and outstanding ordinary shares, which constituted, as of February 17, 2026, approximately 14.9% of our issued and outstanding ordinary shares. The additional capital we have received from the PIPE investment has increased our available capital for potential value-enhancing, inorganic opportunities in the 3D printing industry.
Upon the closing of the PIPE, Fortissimo became subject to a lock-up for 18 months, (i.e., through October 7, 2026), during which period it will be prohibited from transferring any ordinary shares, subject to limited, customary exceptions. Following that lock-up period, we will be required to file with the SEC a registration statement to register Fortissimo’s resale of the ordinary shares sold to it in the PIPE. In connection with the PIPE, our board of directors exempted any acquisitions of ordinary shares by Fortissimo pursuant to the PIPE and thereafter from the application of our then-effective shareholder rights plan. Fortissimo is, however, subject to certain standstill and voting restrictions, including (i) not being permitted to surpass 24.99% ownership of our issued and outstanding ordinary shares, and (ii) not being permitted to vote more than 20% of the outstanding ordinary shares, unless Fortissimo owns 35% or more of the outstanding ordinary shares, which ownership level it can only reach through a tender offer for at least 15% of the issued and outstanding ordinary shares. The closing of such a tender offer would require the approval of our shareholders.
Concurrent with the closing of the PIPE, we entered into a shareholder agreement with FF6-SSYS, Limited Partnership, pursuant to which our board of directors appointed Yuval Cohen, Fortissimo’s initial designee, to serve on our board of directors, replacing Yoav Zeif, who remains our chief executive officer. Under the shareholder agreement, Fortissimo is also permitted to designate a non-voting observer who may attend all of our board meetings; Eliezer Blatt was so designated by Fortissimo and affirmed by our board to serve in that position. Under the shareholder agreement, to the extent Fortissimo’s beneficial ownership equals at least 20% of the issued and outstanding ordinary shares, if Fortissimo requests, we are required to nominate for election by our shareholders a second Fortissimo designee as a voting member of our board of directors. The number of Fortissimo’s board designees is subject to phase-out to the extent Fortissimo’s holdings of the ordinary shares drops below certain thresholds.
Business Performance in Macro-Economic Environment
Our current outlook, as well as our results of operations for the quarter ended March 31, 2026, should be evaluated in light of current global macroeconomic conditions, including certain challenging trends that have also impacted the additive manufacturing industry. Our revenues in the quarterly period ended March 31, 2026 decreased by $3.3 million relative to the corresponding quarterly period ended March 31, 2025. This decrease in revenues was driven by a decrease in products revenues, partially offset by an increase in services revenues. These revenue results primarily reflects macro-economic pressure on the capital expenditure budgets of our customers, which has been causing longer sales cycles for our products.
We continue to closely monitor macroeconomic conditions, including: the degree to which inflation remains moderate; whether and when additional interest rates cuts are implemented by central banks; whether tight credit conditions ease; whether any relief becomes available from tariffs that have been reducing our gross margins and cutting into our profitability by increasing the prices we pay for finished goods used in offering our products and services; whether oil prices, and, consequently, energy prices moderate and overcome the effects of the U.S. and Iranian blockades in the Strait of Hormuz; and other trends that have been adversely impacting economic activity on a global scale, and which have also adversely affected the additive manufacturing industry generally and our company, in particular. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and customer orders, and have been acting in an effort to mitigate adverse consequences to the extent possible. We estimate that those conditions have impacted us most notably by extending the length of our sales cycles and thereby reducing our products revenues (in the case of unfavorable credit conditions), as well as by reducing our gross margins (in the case of tariffs and the indirect impact of higher energy costs and inflation generally). Assuming that the foregoing conditions improve or are resolved, and the global economy otherwise further strengthens, we expect that (i) our products revenues will begin to improve more significantly, as and when we execute on our growth plans and as a result of shorter sales cycles, and (ii) the pressure on our gross margins will be reduced.

Specific developments that may potentially impact our operating performance in an adverse manner include:
•perceived or actual reluctance of central banks in Europe and the U.S. to reduce interest rates in a more aggressive manner, due to fears of inflationary pressure, which would leave interest rates at moderately high levels for a longer period of time, thereby leaving in place unfavorable credit/financing conditions for our customers;
•the maintenance of higher levels of import tariffs (which were reimposed in the U.S. by the U.S. presidential administration following a recent U.S. Supreme Court decision that had abrogated the tariffs), which would continue to adversely affect our gross margins and, potentially, the demand for our products and services in target industries and countries in which our affected customers operate;
•further rounds of hostilities between Israel and/or the U.S., on the one hand, and Iran and any of its sponsored terrorist groups, Hamas, Hezbollah, and the Houthis, on the other hand, which, if lasting for a protracted period, could worsen Israeli or global economic conditions, or could adversely impact our operations at one of our global headquarters, or at our manufacturing facilities or research and development facilities, that are located in Israel (although we seek to ensure that our stakeholders and customers are not adversely impacted by the hostilities to the extent we can prepare for and address difficulties as they arise);
•if currency exchange rates continue to reflect a weakened U.S. dollar relative to the New Israeli Shekel, or NIS, and Euro, the U.S. dollar value of our NIS-denominated expenses will be more significant, thereby hurting our results of operations, which are reported in U.S. dollars; and
•any other stresses to macroeconomic activity, such as displacement to the labor market caused by the absorption of artificial intelligence (AI) into various industries in too rapid of a manner that does not enable timely adjustments, thereby potentially triggering unemployment and recessionary conditions that would cause a decrease in consumer demand.
We cannot provide any assurances as to the extent of our resilience to the adverse impact of these specific developments in future periods.

Summary of Financial Results
Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three months ended March 31, 2026 with the corresponding period in 2025.
Results of Operations
Comparison of Three Months Ended March 31, 2026 to Three Months Ended March 31, 2025
The following table sets forth certain statement of operations data for the three-month periods indicated:

	Three Months Ended March 31,
	2026		2025
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Revenues	$132,697	100.0%	$136,046	100.0%
Cost of revenues	77,336	58.3%	75,807	55.7%
Gross profit	55,361	41.7%	60,239	44.3%
Research and development, net	19,151	14.4%	18,792	13.8%
Selling, general and administrative	62,742	47.3%	53,851	39.6%
Operating loss	(26,532)	(20.0)%	(12,404)	(9.1)%
Financial income, net	2,732	2.1%	1,473	1.1%
Loss before income taxes	(23,800)	(17.9)%	(10,931)	(8.0)%
Income tax expenses	25	—%	455	0.3%
Share in losses of associated companies	—	—%	1,668	1.2%
Net loss	$(23,825)	(18.0)%	$(13,054)	(9.6)%
Discussion of Results of Operations
The below tables and related discussion present an item by item comparison of our results of operations for the three months ended March 31, 2026 and 2025.
Revenues
Our products and services revenues in the three months ended March 31, 2026 and 2025, as well as the percentage change from the earlier period to the later period, were as follows:

	Three Months Ended March 31,
	2026	2025	% Change
	U.S. $ in thousands
Products	$88,754	$93,795	(5.4)%
Services	43,943	42,251	4.0%
Total Revenues	$132,697	$136,046	(2.5)%

Products Revenues
Revenues derived from products (including systems and consumable materials) for the three months ended March 31, 2026, decreased by $5.0 million, or 5.4%, as compared to the three months ended March 31, 2025. The overall decrease was mainly attributable to longer sales cycles, partially offset by higher consumables revenues driven by our recent acquisitions.
Revenues derived from systems decreased by $2.4 million, or 7.7%, for the three months ended March 31, 2026, as compared to the three months ended March 31, 2025. The decrease was mainly attributable to longer sales cycles.
Revenues derived from consumables decreased by $2.7 million, or 4.2%, for the three months ended March 31, 2026, as compared to the three months ended March 31, 2025. The decrease was mainly attributable to longer sales cycles, partially offset by higher consumables revenues driven by our recent acquisitions.
Services Revenues
Services revenues (including Stratasys Direct Manufacturing, or SDM, maintenance contracts, time and materials and other services) increased by $1.7 million for the three months ended March 31, 2026, or 4.0%, as compared to the three months ended March 31, 2025, mainly attributable to $1.6 million higher SDM revenues. Within services revenues, customer support revenue, which includes revenues generated mainly by maintenance contracts on our systems, slightly decreased by 0.8%.

Revenues by Region
Revenue amounts and the percentage of our overall revenues by region for the three months ended March 31, 2026 and 2025, as well as the percentage change in revenue amounts for each such region from the earlier such period to the later such period, were as follows:

	Three Months Ended March 31,
	2026		2025
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues	% Change
Americas*	$78,161	58.9%	$81,428	59.9%	(4.0)%
EMEA	38,842	29.3%	36,695	27.0%	5.9%
Asia Pacific	15,694	11.8%	17,923	13.1%	(12.4)%
	$132,697	100%	$136,046	100%	(2.5)%
*The Americas region consists of the United States, Canada and Latin America. The only single country in any region in which revenues exceeded 10% of our consolidated, aggregate revenues was the United States, in which revenues amounted to $75.0 million and $76.8 million in the three months ended March 31, 2026 and 2025, respectively.
Revenues in the Americas region decreased by $3.3 million, or 4.0%, to $78.2 million for the three months ended March 31, 2026, compared to $81.4 million for the three months ended March 31, 2025. The decrease was mainly attributable to longer sales cycles of products revenues, partially offset by an increase in services revenues due to higher SDM revenues.
Revenues in the EMEA region increased by $2.1 million, or 5.9%, to $38.8 million for the three months ended March 31, 2026, compared to $36.7 million for the three months ended March 31, 2025. The increase was primarily attributable to higher products revenues.
Revenues in the Asia Pacific region decreased by $2.2 million, or 12.4%, to $15.7 million for the three months ended March 31, 2026, compared to $17.9 million for the three months ended March 31, 2025. The decrease was mainly attributable to longer sales cycles of products revenues.

Gross Profit
Gross profit from our products and services for the three months ended March 31, 2026 and 2025, as well as the percentage change from the earlier period to the later period, were as follows:

	Three Months Ended March 31,
	2026	2025	% Change
Gross profit attributable to:	U.S. $ in thousands
Products	$42,200	$46,527	(9.3)%
Services	13,161	13,712	(4.0)%
	$55,361	$60,239	(8.1)%
Gross profit as a percentage of revenues from our products and services was as follows:

	Three Months Ended March 31,
Gross profit as a percentage of revenues from:	2026	2025
Products	47.5%	49.6%
Services	30.0%	32.5%
Total gross margin	41.7%	44.3%
Gross profit attributable to products revenues decreased by $4.3 million, or 9.3%, to $42.2 million for the three months ended March 31, 2026, compared to gross profit of $46.5 million for the three months ended March 31, 2025. Gross margin attributable to products revenues for the three months ended March 31, 2026 decreased to 47.5%, as compared to 49.6% for the three months ended March 31, 2025. The decreases in gross profit and gross margin were mainly attributable to lower products revenues and the impact of U.S. tariff charges in an amount of $1.8 million.
Gross profit attributable to services revenues decreased by $0.6 million, or 4.0%, to $13.2 million for the three months ended March 31, 2026, compared to $13.7 million for the three months ended March 31, 2025. Gross margin attributable to services revenues decreased to 30.0% in the three months ended March 31, 2026, as compared to 32.5% for the three months ended March 31, 2025. The decrease in gross profit was mainly attributable to the impact of U.S. tariff charges in an amount of $0.6 million. The decrease in gross margin was mainly a result of the impact of U.S. tariff charges, as well as higher SDM revenues with lower gross margins.

Operating Expenses
 The amount of each type of operating expense for the three months ended March 31, 2026 and 2025, as well as the percentage change reflected from the earlier period to the later period, and total operating expenses as a percentage of our total revenues in each such period, were as follows:

	Three Months Ended March 31,
	2026	2025	% Change
	U.S. $ in thousands
Research and development, net	$19,151	$18,792	1.9%
Selling, general and administrative	62,742	53,851	16.5%
	$81,893	$72,643	12.7%
Percentage of revenues	61.7%	53.4%
Operating expenses were $81.9 million in the first quarter of 2026, compared to operating expenses of $72.6 million in the first quarter of 2025. The increase in operating expenses was primarily driven by an increase of $8.5 million in legal expenses related to litigations, unfavorable currency exchange rates impact of $3.1 million, $1.0 million higher employee related costs due to recent acquisitions, partially offset by $1.4 million lower employee and related costs associated with our restructuring activities and $1.2 million lower sales commissions. The increase in operating expenses as a percentage of revenues was driven by the absolute increase in operating expenses as well as decrease in revenues.
Research and development expenses increased by $0.4 million, or 1.9%, to $19.2 million for the three months ended March 31, 2026, compared to $18.8 million for the three months ended March 31, 2025. The amount of research and development expenses constituted 14.4% of our revenues for the three months ended March 31, 2026, as compared to 13.8% for the three months ended March 31, 2025. The increase in research and development expenses was mainly attributable to unfavorable currency exchange rates impact of $0.9 million, partially offset by $0.8 million lower employee and related costs associated with our restructuring activities.
We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies and in our new powder-based and photopolymer-based, SAF and P3 technologies, advanced composite materials, software and development of new applications that will enhance our current solutions offerings.
Selling, general and administrative expenses increased by $8.9 million, or 16.5%, to $62.7 million for the three months ended March 31, 2026, compared to $53.9 million for the three months ended March 31, 2025. The amount of selling, general and administrative expenses constituted 47.3% of our revenues for the three months ended March 31, 2026, as compared to 39.6% for the three months ended March 31, 2025. The absolute increase in selling, general and administrative expenses was mainly attributable to an increase of $8.5 million in legal expenses related to litigations, unfavorable currency exchange rates impact of $2.2 million and higher employee related costs associated with our recent acquisitions of $1.0 million, partially offset by $1.2 million lower sales commissions and $0.6 million lower employee and related costs associated with our restructuring activities.

Operating Loss
Operating loss and operating loss as a percentage of our total revenues were as follows:

	Three Months Ended March 31,
	2026	2025
	U.S. $ in thousands
Operating loss	$(26,532)	$(12,404)
Percentage of revenues	(20.0)%	(9.1)%
Operating loss amounted to $26.5 million for the three months ended March 31, 2026, compared to an operating loss of $12.4 million for the three months ended March 31, 2025. The absolute increase in the operating loss of $14.1 million was primarily due to the $9.3 million increase in operating expenses, as well as the $4.9 million decrease in gross profit. The increase of operating loss as a percentage of revenues by 10.9%, was attributable to the increase in operating expenses as a percentage of revenues, as well as a decrease in our gross margin, for the reasons described in the discussion of the above line items.
Financial Income, net
Financial income, net, which was primarily comprised of foreign currencies effects, interest income and interest expenses, was $2.7 million for the three months ended March 31, 2026, compared to financial income, net of $1.5 million for the three months ended March 31, 2025.
Income Tax Expenses
Income tax expenses, and income tax expenses as a percentage of loss before income taxes, were as follows for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
	2026	2025
	U.S. $ in thousands
Income tax expenses	$25	$455
As a percentage of loss before income taxes	(0.1)%	(4.2)%
We had an effective tax rate of 0.1% for the three months ended March 31, 2026, compared to an effective tax rate of 4.2% for the three months ended March 31, 2025. Our effective tax rate in the first quarter of 2026 was primarily impacted by the geographic mix of our earnings and losses, movements in our valuation allowance and changes in our uncertain tax positions.
Share in Losses of Associated Companies
Share in losses of associated companies reflects our proportionate share of the losses of unconsolidated entities accounted for by using the equity method of accounting. During the three months ended March 31, 2026, the net loss from our proportionate share of the losses of our equity method investments was $0.0 million, as our equity method investment in Ultimaker was fully impaired during 2025, compared to a loss of $1.7 million in the three months ended March 31, 2025.

Net Loss and Net Loss Per Share
Net loss, net loss as a percentage of our total revenues, and diluted net loss per share, were as follows for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
	2026	2025
	U.S. $ in thousands, except per share amounts
Net loss	$(23,825)	$(13,054)
As a percentage of revenues	(18.0)%	(9.6)%
Diluted net loss per share	$(0.28)	$(0.18)
Net loss was $23.8 million for the three months ended March 31, 2026 compared to net loss of $13.1 million for the three months ended March 31, 2025. The absolute increase in net loss, was mainly attributable to an increase in our operating loss of $14.1 million, partially offset by an increase of $1.3 million in financial income, net. The increase in our net loss as a percentage of revenues, was mainly attributable to an increase in our operating loss of $14.1 million, partially offset by an increase of $1.3 million in financial income, net, as well as our decrease in revenues.
Net loss per share was $0.28 for the three months ended March 31, 2026 as compared to net loss per share of $0.18 for the three months ended March 31, 2025. The weighted average, basic and diluted number of shares outstanding was 86.4 million during the three months ended March 31, 2026, compared to 72.0 million during the three months ended March 31, 2025, which increase was primarily attributable to our issuance of 11,650,485 newly-issued ordinary shares to Fortissimo in the April 2025 PIPE transaction.
Supplemental Operating Results on a Non-GAAP Basis
The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expenses or gains and restructuring-related charges or gains, legal provisions, and (ii) excluding non-cash items such as share-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of investments and the corresponding tax effect of those items.
The items eliminated in our non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on our statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the tables below.

Reconciliation of GAAP to Non-GAAP Results of Operations
The following tables present our financial results in accordance with generally accepted accounting principles in the U.S., or GAAP, our corresponding non-GAAP financial results, and the non-GAAP adjustments whereby we derived the non-GAAP results from the GAAP results for the applicable periods:

		Three Months Ended March 31,
		2026	Non-GAAP	2026	2025	Non-GAAP	2025
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$55,361	$6,074	$61,435	$60,239	$5,410	$65,649
	Operating income (loss) (1,2)	(26,532)	23,312	(3,220)	(12,404)	15,450	3,046
	Net income (loss) (1,2,3)	(23,825)	22,548	(1,277)	(13,054)	15,932	2,878
	Net income (loss) per diluted share (4)	$(0.28)	$0.27	$(0.01)	$(0.18)	$0.22	$0.04

(1)	Acquired intangible assets amortization expenses		4,522			4,488
	Non-cash share-based compensation expenses		661			708
	Restructuring and other expenses		891			214
			6,074			5,410

(2)	Acquired intangible assets amortization expenses		1,155			940
	Non-cash share-based compensation expenses		4,624			5,505
	Restructuring and other related costs		995			1,132
	Contingent consideration		335			645
	Legal and other expenses		10,129			1,818
			17,238			10,040
			23,312			15,450

(3)	Corresponding tax effect		(442)			84
	Equity method related expenses		—			841
	Finance income		(322)			(443)
			$22,548			$15,932

(4)	Weighted average number of ordinary shares outstanding - Diluted	86,357		86,357	71,967		72,625

Reconciliation of GAAP net loss to Adjusted EBITDA

	Three Months Ended March 31,
	2026	2025
	U.S. $ in thousands
Net loss	$(23,825)	$(13,054)
Financial income, net	(2,732)	(1,473)
Income tax expenses	25	455
Share in losses of associated companies	—	1,668
Depreciation expenses	5,731	5,124
Amortization expenses	5,686	5,428
Non-cash share-based compensation expenses	5,285	6,213
Contingent consideration	335	645
Legal and other expenses	10,361	1,818
Restructuring and other related costs	1,111	1,346
Adjusted EBITDA	$1,977	$8,170
Liquidity and Capital Resources
A summary of our statements of cash flows is as follows:

	Three Months Ended March 31,
	2026	2025
	U.S. $ in thousands
Net loss	$(23,825)	$(13,054)
Depreciation and amortization	11,417	10,771
Share-based compensation	5,285	6,213
Foreign currency transaction (gain) loss	995	(2,288)
Other non-cash items, net	(2,017)	2,498
Change in working capital and other items	10,531	402
Net cash provided by operating activities	2,386	4,542
Net cash used in investing activities	(25,194)	(4,088)
Net cash provided by financing activities	111	200
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(158)	(841)
Net change in cash, cash equivalents and restricted cash	(22,855)	(187)
Cash, cash equivalents and restricted cash, beginning of period	95,356	71,076
Cash, cash equivalents and restricted cash, end of period	$72,501	$70,889
Our cash, cash equivalents and restricted cash balance decreased to $72.5 million as of March 31, 2026 from $95.4 million as of December 31, 2025. The decrease in cash, cash equivalents and restricted cash in the three months ended March 31, 2026 was primarily due to our use of $25.2 million of cash in investing activities, as well as a decrease of $0.2 million of cash due to the effect of exchange rate changes on cash, cash equivalents and restricted cash, partially offset by $2.4 million of cash provided by operating activities and $0.1 million of cash provided by financing activities.

Cash flows from operating activities
We generated $2.4 million of cash from operating activities during the three months ended March 31, 2026. Cash provided by operating activities reflects our net loss of $23.8 million, as adjusted to eliminate non-cash line items that increased our net loss, including depreciation and amortization in an aggregate amount of $11.4 million and $5.3 million of share-based compensation, as well as positive adjustments related to our working capital in an aggregate amount of $10.5 million and the elimination of non-cash foreign currency transactions losses of $1.0 million, partially offset by other non-cash items in an aggregate amount of $2.0 million. The $10.5 million positive change to our working capital was mainly driven by an increase of $8.3 million in other current liabilities, an increase of $6.9 million in accounts payable, an increase of $3.1 million in deferred revenues, an increase of $2.1 million in other non-current assets, and an increase of $0.2 million in inventories, partially offset by a decrease of $5.2 million in other current assets and prepaid expenses and a decrease of $4.2 million in accounts receivable, net, and a decrease of $0.7 million in other non-current liabilities.
Cash flows from investing activities
We used $25.2 million of cash in our investing activities during the three months ended March 31, 2026. The cash used in investing activities during this three-month period was mainly attributable to cash used for net investments in short-term bank deposits of $16.0 million, cash paid for investments in unconsolidated entities in an amount of $4.9 million, as well as purchases of property and equipment and intangible assets, in an aggregate amount of $4.7 million.
Cash flows from financing activities
Financing activities provided $0.1 million of cash during the three months ended March 31, 2026. The sources of financing-related cash were mostly related to other financing activities.
Capital resources and capital expenditures
We ended the first quarter of 2026 with $238.5 million in cash, cash equivalents, short-term deposits and restricted cash.
Our total current assets amounted to $573.6 million as of March 31, 2026 (which included $238.5 million in cash, cash equivalents, short-term deposits and restricted cash, as referenced above). Total current liabilities amounted to $180.7 million. Most of our cash and cash equivalents and short-term deposits are held in banks in Israel and the U.S.
The credit risk related to our accounts receivable is limited, due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposure of our accounts receivable by imposing credit limits, conducting ongoing credit evaluation, and by implementing account monitoring procedures, as well as credit insurance for many of our customers.
We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our working capital and capital expenditures needs for the next twelve months. We furthermore believe that we are well suited to continue to manage the current global macro-economic climate with a strong balance sheet and no debt, while focusing on cost controls and cash generation. We have continued to selectively apply certain cost controls, while ensuring that our new product introduction, or NPI, programs are well-funded, and we plan to continue investing as needed in order to support our new product development programs. We may consider deploying our available capital towards potential value-enhancing, inorganic opportunities in the 3D printing industry.

Critical Accounting Estimates
We have prepared our consolidated financial statements and related disclosures in conformity with U.S. GAAP. This has required us to make estimates and assumptions in certain circumstances that affect the amounts we report. Actual results may differ from those estimates. To better understand our business activities and those accounting policies that are important to the presentation of our financial condition and results of operations and that require management's subjective judgments, please see our 2025 Annual Report. We base our judgments on our experience and on various assumptions that we believe to be reasonable under the circumstances.
Forward-Looking Statements and Factors That May Affect Future Results of Operations
Certain information included or incorporated by reference in this Operating and Financial Review and Prospects may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.
These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.
You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of the Form 6-K to which this Operating and Financial Review and Prospects is appended, or the Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.
Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:
•the extent of our success at introducing new or improved products and solutions that gain market share;
•the extent of growth of the 3D printing market generally;
•global macro-economic factors and their impact on our industry, including moderately high interest rates, any lingering inflationary conditions, and tight credit conditions, which could continue to reduce the capital expenditure budgets of our customers and potential customers;
•changes in our overall strategy, including as related to the focused restructuring actions that we have been implementing to streamline operations and enhance our go-to-market strategy;

•the impact of shifts in prices or margins of the products that we sell or services we provide, including due to a shift towards lower margin products or services;
•the impact of competition and new technologies, and developments involving competitors in our industry, which could impact potential merger and acquisition activity involving us and other companies in our industry;
•the ongoing impact of import tariffs imposed by the United States and other countries on the prices we pay for finished goods and component parts that we utilize for our products and services, which have been reducing our gross margins, and which may also potentially adversely reduce customer demand for our products and services in affected countries;
•impairments of goodwill or other intangible assets in respect of companies that we acquire or in which we have an equity interest, as occurred recently with Ultimaker;
•the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;
•the degree of our success at locating and acquiring additional value-enhancing, inorganic technology that furthers our business plan to lead in the realm of polymers;
•the potential adverse impact of any disruptions or delays to supply chain and distribution networks and, consequently, to our ability to successfully sell both our existing and newly-launched 3D printing products;
•global market, political and economic conditions, and in the countries in which we operate in particular, including changes in the relative values of various currencies;
•the degree to which global markets generally, and our company’s operations, in particular, remain resistant to disruptions caused by, or other potential adverse effects (and any follow-up military conflicts related to), Israeli or U.S. wars against Iran and its sponsored terrorist organizations Hezbollah (in Lebanon), Hamas (in Gaza), and, intermittently, the Houthis in Yemen;
•government regulations and approvals;
•litigation and regulatory proceedings;
•infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;
•potential cyber attacks against, or other breaches to, our information technologies systems;
•the extent of our success at maintaining our liquidity and financing our operations and capital needs;
•impact of tax regulations on our results of operations and financial conditions; and
•those factors referred to in “Item 3.D. Key Information— Risk Factors”, “Item 4. Information on the Company”, and “Item 5. Operating and Financial Review and Prospects” in our 2025 Annual Report, as supplemented herein, as well as in other portions of the 2025 Annual Report.
Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2025 Annual Report, and in our other reports that we file with or furnish to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
Reference is made to “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2025 Annual Report.
LEGAL PROCEEDINGS
We are subject to various litigation and other legal proceedings from time to time. For a discussion of our litigation status, see Note 12 -“Contingencies” in the notes to our unaudited condensed consolidated interim financial statements attached as Exhibit 99.1 to the Form 6-K.
RISK FACTORS
As of the current time, we do not have any updates to the risk factors contained in the 2025 Annual Report. Please see “Item 3. Key Information— D. Risk Factors” in our 2025 Annual Report.